[XILINX LETTERHEAD]

August 4, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re:	Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed May 31, 2011
File No. 000-18548

Dear Mr. Vaughn:

Xilinx, Inc. (the “Company) is in receipt of the Staff’s comment letter dated July 21, 2011.  The Company’s responses to the Staff’s comments set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Critical Accounting Policies and Estimates, page 24 -Valuation of Inventories, page 25

1	We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. We further note on page 34 that your combined inventory days at the company and at your distributors increased from 135 days as of April 2, 2011 as compared to 89 days as of April 3, 2010. We further note that you are building your inventory due to the closure of a particular foundry line and are building higher safety stock in light of tight capacity at your foundry partners. Considering these factors, please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “future demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

Mr. Kevin L. Vaughn
US Securities and Exchange Commission
August 4, 2011

The Company respectfully acknowledges the Staff’s comment and beginning with our quarterly report on Form 10-Q for the period ended July 2, 2011, the Company will include in its future filings a discussion regarding how we develop certain of our assumptions for purposes of our inventory valuation analysis.

Results of Operations, page 27

2.	We note at the top of page 28 you discuss increases in unit sales and selling prices. Please revise future filings to quantify the impact of changes in volume and pricing on your revenues in accordance with Item 303(A)(3)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and in the future, to the extent there is a material change in revenue in the period, we will quantify the impact of changes in volume and pricing on our revenues.

-Financial Condition, Liquidity and Capital Resources, page 33

3.	We note your disclosure on page 66 that you consider $1.34 billion of unremitted earnings that considered to be permanently invested outside the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

The Company respectfully acknowledges the Staff’s comment and to the extent such amounts could be considered material to an understanding of our liquidity and capital resources, we will disclose as appropriate in our future filings the amounts of the cash and investment amounts held by our foreign subsidiaries that would not be available for use in the United States. The Company will also provide a discussion of any known trends, demands or uncertainties as a result of our policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to our financial flexibility.

Note 18. Litigation Settlements and Contingencies, page 69 - Patent Litigation, page 70

4.	We note your disclosures throughout this section relating to various patent infringement lawsuits. FASB ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined in the standard. It does not appear that you have provided any such quantitative information. Please revise future filings to provide this disclosure.

Mr. Kevin L. Vaughn
US Securities and Exchange Commission
August 4, 2011

The Company respectfully acknowledges the Staff’s comment. To the extent the amount or range of reasonably possible loss is determinable, the Company will make such disclosure in future filings.

5.	We note your disclosure that “neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.” Please tell us the procedures that you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

As a part of the Company’s disclosure controls and procedures, on a quarterly basis in preparation for, and throughout the period leading up to the filing of each of its periodic reports, the Company reviews the status of each legal proceeding in which it is involved in order to assess its accounting and disclosure requirements. The Company analyzes the procedural posture of the matter, court rulings, the status of settlement discussions, if any, and information obtained through the discovery process. Based on this information, the Company considers whether the possible loss or range of losses that the Company may incur in connection with such proceeding is reasonably estimable, as described in FASB ASC 450. The Company respectfully submits that in many instances where a particular legal proceeding involves a claim for damages that is subject to determination by a third party, such as a judge or jury, the Company may not have a basis to estimate its possible loss, and may determine that no estimate of loss or range of losses can reasonably be made.

The Company acknowledges the following in regards to its filings:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
US Securities and Exchange Commission
August 4, 2011

Please contact me at (408) 879-6515 if you have any questions about the foregoing.

Sincerely,

/s/ Jon A. Olson
Jon A. Olson
Senior Vice President
Chief Financial Officer

cc:	Moshe N. Gavrielov
President and CEO